YW



17018158

SI

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Received
OCT 23 2017
WASH, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-40468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Standard Investment Chartered Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Newport Center Drive, Suite 590
(No. and Street)

Newport Beach	California	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Lawson (714) 444-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certififed Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2017 OCT 24 PM 3:02
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sean Lawson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Standard Investment Chartered Incorporated, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

BRIAN J. RHINEHART NOTARY 135856 PUBLIC ST. TAMMANY PARISH, LA

Signature

Sean Lawson, CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Louisiana
Parish of St. Tammany
Sworn to and subscribed before me on this 28 day of FEB, 2017

BRIAN J. RHINEHART, Notary Public
ID# 135856, LIFETIME COMMISION

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-12
Additional Information:	
Computation of Net Capital Pursuant to Rule 15c3-1	Schedule I
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3	Schedule II
Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3	Schedule III


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Standard Investment Chartered Incorporated

We have audited the accompanying statement of financial condition of Standard Investment Chartered Incorporated as of December 31, 2016, and the related statement of operations, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Standard Investment Chartered Incorporated's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Investment Chartered Incorporated as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I, II, and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Standard Investment Chartered Incorporated's financial statements. The supplemental information is the responsibility of Standard Investment Chartered Incorporated's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 27, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash and cash equivalents		$ 126,011
Commissions receivable		215,241
Note receivable		51,503
Investments - other		8,750
Prepaid expenses and other assets		8,712
Total Assets		$ 410,217

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable		$ 19,682
Accrued liabilities		26,914
Income taxes payable		119,093
Deferred taxes		39,145
Total Liabilities		204,834
Commitments		
Stockholders' Equity:		
Common stock without par value; authorized 100,000 shares; issued and outstanding 30,000 shares	$ -	
Additional paid-in capital	30,195	
Retained earnings	175,188	
Total Stockholders' Equity		205,383
Total Liabilities and Stockholders' Equity		$ 410,217

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2016

Revenues:		
Commissions and concessions		$ 85,144
Management and advisory fees		1,176,130
Interest and dividend income		1,909
Total revenues		$ 1,263,183
Expenses:		
Accounting	$ 60,758	
Auto	16,091	
Business promotions & marketing	30,796	
Clearing fees	12,255	
Commissions	185	
Consulting & director fees	92,821	
Dues and memberships	42,529	
Filing fees	9,873	
Insurance	59,077	
Interest	1,785	
Meals and entertainment	31,187	
Management fees	347,902	
Legal fees	6,314	
Salaries and benefits	393,472	
Office supplies and expense	50,704	
Outside services	3,692	
Payroll taxes	31,469	
Postage and delivery	6,018	
Rent	74,470	
Taxes and licenses	61	
Telephone	18,380	
Travel	21,105	
Utilities	5,652	
Total expenses		1,316,594
Loss before provision for income taxes		(53,411)
Provision for income taxes		13,105
Net Loss		$ (66,516)

The accompanying notes are an integral part of these financial statements

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2016

	Common Stock	Stockholder Receivable	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2015	$ -	$ (145,677)	$ 30,195	$ 241,704	$ 126,222
Funds from Stockholder	-	145,677	-	-	145,677
Net Loss	-	-	-	(66,516)	(66,516)
Balance at December 31, 2016	$ -	$ -	$ 30,195	$ 175,188	$ 205,383

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:		
Net loss		$ (66,516)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in commissions receivable	$ (174,056)	
Decrease in prepaid expenses and other	657	
Decrease in deferred tax asset	4,990	
Decrease in accounts payable	(49,550)	
Increase in accrued liabilities	13,992	
Decrease in income taxes payable	(31,830)	
Increase in deferred tax liability	39,145	
Total adjustments		(196,652)
Net cash flows used in operating activities		(263,168)
Cash flows from investing activities:		
Stockholder receivable repayment	175,000	
Capital contributed – stockholder receivable	145,677	
Net cash flows from in investing activities		320,677
Net change in cash and cash equivalents		57,509
Cash and cash equivalents at beginning of year		68,502
Cash and cash equivalents at end of year		$ 126,011

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$ 1,600
Cash paid during the year for interest expense	$ 1,785

The accompanying notes are an integral part of these financial statements.

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated under the laws of the State of California maintaining its only office in Costa Mesa, California, and is subject to a minimum net capital requirement of $5,000 or 6.67% of aggregate indebtedness, whichever is greater under SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or safe-keep customer securities. The Company acts as an introducing broker/dealer and clears all transactions with and for all customers on a fully disclosed basis with a clearing broker/dealer in Southern California. The Company does not maintain its own securities accounts or perform custodial functions related to the securities transactions. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3. The Company does not require collateral for its receivables and is subject to the risks inherent in the economy.

Registration

The Company must register with state departments that govern compliance with securities laws for the states in which it does business. The Company generates commission income in the States of California and Pennsylvania. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in those states.

Method of Accounting

The Company maintains its books and records on the accrual basis and uses the settlement date basis for recording all security transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates and such variance could be material.

Revenue Recognition

Revenue associated with the Company's securities transactions is recognized on a settlement date basis. Based on management's assessment, the difference between the trade date and settlement date for revenue recognition is minimal. Securities owned and contracts to purchase securities in the future are recorded at market value and, accordingly, any changes in market value are recognized in the statement of income. Market value is determined based on active exchanges (established exchanges and "over-the-counter" exchanges) in the United States.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Investments

Investments are accounted for on the equity and cost method as required by accounting principles generally accepted in the United States of America

SIPC

The SIPC assessments have been determined fairly in accordance with applicable instructions and were remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

Income Taxes

Income tax expense includes federal and state taxes currently payable and, when applicable, deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. Those differences arise primarily from the use of the accrual basis for financial reporting and the cash basis for income tax purposes, the deductibility of State franchise taxes in different years for financial and tax purposes, the difference in depreciation methods used for financial versus tax purposes, and the carrying value of certain investments.

Fair Value

As required by the Fair Value Measurements and Disclosures Topic of Financial Accounting Standards Board *Accounting Standards Codification* (FASB ASC), the Company is required to use a three-tiered fair value hierarchy in determining fair value for its investments. It also establishes a three-tiered fair value hierarchy that prioritizes inputs in valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 – Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 – Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

The standards also require the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Fair Value (continued)

The following is a reconciliation of the beginning and ending balances for the Company's investment in a country club membership measured at fair value on a recurring basis using significant unobservable inputs (level 3):

Balance at December 31, 2015	$ 8,750
Advances made	-
Payments received	-
Balance at December 31, 2016	$ 8,750

(2) INVESTMENTS - OTHER

Cost Method

Investments - Other consists of the following:

Investment in country club membership	$ 8,750

The above investment is considered Level 3 in the hierarchy established by current standards as the investment has limited marketability. The Company is accounting for the investment under the cost method, which approximates fair market value.

Equity Method

The Company has a 1.75% ownership interest in Antietam Investment Group LP, a limited partnership. The investment is accounted for using the equity method of accounting although the Company is not required to do so. The equity method is preferred for partnership investments by the SEC. The Company is a limited partner, has no capital call obligations and, as a limited partner, has no involvement in the management of the partnership.

Although it is not required to do so, the Company accounts for its investment in this partnership using the equity method of accounting because this method best represents the accrual basis of accounting and because the SEC prefers that the equity method be used for partnership investments. Generally, the equity method is required to be used when an investor has the ability to exercise significant influence over the investee; however, this is not the case with the Company's investment in the partnership. As stated, the Company is a limited partner holding a total interest of 1.75% in the partnership and as a limited partner has no influence or involvement in management. Under the equity method of accounting the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the investment entity which are recognized in the statement of operations in the caption "Partnership loss pass-thru" and also is adjusted by contributions to and distributions from the partnership.

(2) INVESTMENTS – OTHER, Continued

Equity Method, continued

The Company reviews its investment in the partnership to determine whether events or changes in circumstances indicate that the carrying amount may not be recoverable. The primary factors considered in the determination are the financial condition, operating performance and near term prospects of the partnership. If a decline in value is deemed to be other than temporary, the Company would recognize an impairment loss.

The Company has not recognized any income or loss from the partnership for the year ended December 31, 2016. No information is available for estimating the partnership's allocation of income or loss for the current year and, because none was passed thru on the 2015 K-1s received from the partnership, management believes none should be estimated for 2016. Additionally, because the Company's ending capital account per the 2015 K-1 was $-492, any 2016 income or loss would not be recognized in the current year unless it exceeded this net capital amount which is considered an unrecognized loss under the equity method of accounting. The investment balance as of December 31, 2016 is zero.

(3) NOTE RECEIVABLE – RELATED ENTITY

The Company has a note receivable with a related corporation. The note is secured by certain trademarks, is due on demand and is non-interest bearing. At December 31, 2016 the outstanding balance owed to the Company was $51,503.

(4) INCOME TAX EXPENSE

Income tax expense consists of the following components:

	Current	Deferred	Total
Federal tax provision (benefit)	$ (21,414)	$ 27,472	$ 6,058
California tax provision (benefit)	(9,616)	16,663	7,047
Total tax provision	$ (31,030)	$ 44,135	$ 13,105

The Company is a C corporation for income tax purposes. As required by the Income Taxes Topic of FASB ASC, the Company accounts for deferred taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of such differences. Such differences relate primarily to cash basis reporting for tax purposes and accrual basis for financial purposes.

(4) INCOME TAX EXPENSE, Continued

At December 31, 2016 the Company had the following deferred tax items:

	Federal	California
Net untaxed income due to timing differences as a result of different accounting methods	$ 160,211	$ 169,644
Unrealized gain on partnership investment due to tax losses recognized in excess of book basis	492	492
Total deferred tax items, net untaxed income	$ 160,703	$ 170,136

The above deferred items give rise to a deferred tax liability at December 31, 2016 as follows:

Deferred tax liability	
Federal	$ 24,105
California	15,040
Deferred tax liability	$ 39,145

Management considers the likelihood of changes by taxing authorities in its filed income tax returns and recognizes a liability for or discloses potential changes that management believes are more likely than not to occur upon examination by tax authorities. Management has identified tax deductions taken in prior years that were not allowable and expects to correct the carry-forward amounts claimed in previous filings. The impact on the tax provision for the current year ended December 31, 2016 has been included in the calculation of the tax provision and in the deferred tax as of December 31, 2016. After the adjustments all carryforwards from prior tax years have been fully utilized.

In accordance with ASC 740-10, the Company recorded a decrease in the net liability for unrecognized tax positions of $7,649 during the year ended December 31, 2016. The adjustment was related to the restatement of carryforward losses created by non-deductible expenses previously deducted and erroneously claimed pass-through losses from a partnership not in the Company's name. The following table summarizes the activity related to the Company's unrecognized tax liabilities:

Beginning balance at December 31, 2015	$ 126,742
Reduction to prior year liability for closed year	(7,649)
Additions for tax positions of current year	0
Ending balance at December 31, 2016	$ 119,093

The Company's continuing practice is to recognize interest and penalties related to unrecognized tax liabilities as a component of tax expense. Included in the total unrecognized tax liabilities at December 31, 2016, are $5,730 of accrued interest and $31,220 of accrued penalty.

The Company is no longer subject to IRS examination for years prior to 2013, and no longer subject to California Franchise Tax Board examination for years prior to 2012.

(5) COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company occupies facilities under a non-cancellable lease expiring in June 2017. The lease provides for a minimum monthly rent of approximately $5,900. The annual minimum future commitments under this agreement are as follows:

Year Ending December 31,	Amount
2017	$ 55,183
2018	57,684
2019	60,271
2020	62,981
2017	37,723
	$ 273,842

Total rental expense for 2016 was $74,470.

Indemnities and Guarantees

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications

(6) CONCENTRATION OF CREDIT RISK

The Company's customer base is located primarily in California. Financial instruments that potentially subject the Company to credit risk are trade receivables. The Company uses an established clearing broker-dealer to clear all transactions for its primary receivables and requires no collateral.

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC") and the Securities Investor Protection Corporation ("SIPC"). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

For the year ended December 31, 2016 a single client made up 79.7% ($1,007,000) of the Company's total revenue. The majority stockholder of the Company is the managing member of this client. See Note 7.

At December 31, 2016, the same client made up 81.3% ($175,000) of the outstanding advisory fees receivable.

(7) RELATED PARTY TRANSACTIONS

Included in management fee revenues are fees totaling $1,007,000 from a related limited liability company where the managing member was the majority stockholder of the company.

The stockholder repaid $175,000 of loans that were outstanding at December 31, 2015 and $145,677 of equity receivables outstanding at December 31, 2015. As of December 31, 2016 there were no receivables due from the stockholder.

As of December 31, 2016, the Company has a note receivable due from a related party (see Note 3).

During the year ended December 31, 2016, the Company recorded management fee expenses of $347,902 which were incurred by the Company's majority stockholder.

(8) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance.

(9) NET CAPITAL

As a registered broker-dealer the Company is subject to the larger of a $5,000 or 6.67% of aggregate indebtedness minimum net capital requirement under SEC Rule 15c3-1, which also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2016, net capital was $136,418 which was in compliance with the required minimum capital. The ratio of aggregate indebtedness to net capital was 1.50 to 1, which was also in compliance the minimum required ratio.

STANDARD INVESTMENT CHARTERED INCORPORATED
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

	Amounts per Focus Report
Total equity from statement of financial condition	$ 205,383
Less non-allowable assets	
Note receivable	51,503
Investments - other	8,750
Prepaid expenses and other assets	8,712
Total non-allowable assets	68,965
Net capital	$ 136,418

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 13,656
Net capital from above	$ 136,418
Excess net capital	$ 122,762

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities - aggregate indebtedness	$ 204,834
Ratio of aggregate indebtedness to net capital	1.50 to 1

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2016.

STANDARD INVESTMENT CHARTERED INCORPORATED
SCHEDULE II - COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2016

Not Applicable – The Company is exempt per the (k)(2)(ii) exemptive provision of SEC rule 15c3-3 and does not hold customer funds or securities.

See independent auditor's report

STANDARD INVESTMENT CHARTERED INCORPORATED
SCHEDULE III - INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2016

Not Applicable – The Company is exempt per the (k)(2)(ii) exemptive provision of SEC rule 15c3-3 and does not hold customer funds or securities.

Standard Investment Chartered Inc
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2016


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Standard Investment Chartered Inc identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Standard Investment Chartered Inc claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Standard Investment Chartered Inc stated that Standard Investment Chartered Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Standard Investment Chartered Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Standard Investment Chartered Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 21, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Assertions Regarding Exemption Provisions

We, as members of management of Standard Investment Chartered, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2016.

Standard Investment Chartered, Inc.

By:

Sean C. Lawson – Chief Compliance Officer

2-28-17

(Date)

Standard Investment Chartered Incorporated
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2016


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Standard Investment Chartered Incorporated

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Standard Investment Chartered Incorporated and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Standard Investment Chartered Incorporated (the "Company") for the year ended December 31, 2016, solely to assist you and SIPC in evaluating Standard Investment Chartered Incorporated's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 27, 2017

Standard Investment Chartered Incorporated
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2016

		Amount
Total assessment	$	3,111
SIPC-6 general assessment Payment made on August 5, 2016		(1,845)
SIPC-7 general assessment Payment made on February 10, 2017		(1,266)
Total assessment balance **(overpayment carried forward)**	$	-

Standard Investment Chartered Incorporated
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2016


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Standard Investment Chartered Incorporated

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Standard Investment Chartered Incorporated and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Standard Investment Chartered Incorporated (the "Company") for the year ended December 31, 2016, solely to assist you and SIPC in evaluating Standard Investment Chartered Incorporated's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 27, 2017

Standard Investment Chartered Incorporated
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2016

		Amount
Total assessment	$	3,111
SIPC-6 general assessment Payment made on August 5, 2016		(1,845)
SIPC-7 general assessment Payment made on February 10, 2017		(1,266)
Total assessment balance (overpayment carried forward)	$	-

February 28, 2017

Breard & Associates, Inc.
Certified Public Accountants
9221 Corbin Avenue, Suite 170
Northridge, CA 91324

Dear Mr. Breard,

We are providing this letter in connection with your review engagement regarding assertions that we, as management of ***Standard Investment Chartered, Inc.*** (the Company), have made in an exemption report prepared pursuant to SEC Rule 17a-5 of the Securities and Exchange Act of 1934 and provided to you in conjunction with the year-end audit of the Company's financial statements for the year ending December 31, 2016.

With regard to the assertions made in the exemption report, we hereby confirm, to the best of our knowledge and belief on ***February 28, 2017***, the following representations made to you during the course of your review:

- We acknowledge that it is responsibility for compliance with the identified exemption provision throughout the fiscal year;
- We acknowledge that the assertions made in the exemption report are the responsibility of management;
- We have made available to you all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provision, received through the date of the review report; and
- Subsequent to the period addressed in the Company's assertions, there were no known events or other factors that might significantly affect the Company's compliance with the identified exemption provision.

Sincerely,

Sean C. Lawson – Chief Compliance Officer

Assertions Regarding Exemption Provisions

We, as members of management of Standard Investment Chartered, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2016.

Standard Investment Chartered, Inc.

By:

Sean C. Lawson – Chief Compliance Officer

2-28-17

(Date)